Appendix A
to the
PROFESSIONALLY MANAGED PORTFOLIOS
OPERATING EXPENSES LIMITATION AGREEMENT

Fund	Class R Expense Cap	Class I Expense Cap
Hodges Fund	None	None
Hodges Small Cap Fund	1.40%	1.15%
Hodges Blue Chip 25 Fund	1.30%	N/A
Hodges Equity Income Fund	1.30%	N/A
Hodges Pure Contrarian Fund	1.40%	N/A
Hodges Small Intrinsic Value Fund	1.29%	N/A
Hodges Small-Mid Cap Fund	1.40%	N/A

Effective November 11, 2013

PROFESSIONALLY MANAGED PORTFOLIOS	HODGES CAPITAL MANAGEMENT, INC.

By: /s/ Elaine E. Richards	By: /s/ Eric Marshall
Name: Elaine E. Richards	Name: Eric Marshall
Title: President	Title: President

Appendix A approved by the Board of Trustees:  December 19, 2012; amended November 11-12, 2013 to add the Hodges Small Intrinsic Value Fund, and the Hodges Small-Mid Cap Fund.